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                             December 27, 2021

       Kobi Altman
       Chief Financial Officer
       ICL Group Ltd.
       Millennium Tower
       23 Aranha Street
       P.O. Box 20245
       Tel Aviv 61202 Israel

                                                        Re: ICL Group Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 2, 2021
                                                            File No. 001-13742

       Dear Mr. Altman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Note 8 - Investments in Subsidiaries
       A. Non-controlling interests in subsidiaries, page 40

   1. We note the disclosure here and on page 127 that you hold a 50% interest in Yunnan
                                                        Phosphate Haikou Co.
Ltd. ("YPH") and refer to the entity as a joint venture. Given that you do not appear to
hold a majority interest in YPH, please explain the nature and terms of the arrangement and
your rights and obligations thereunder that provided you with a controlling interest in
this entity. Describe your accounting for the arrangement
                                                        under IFRS 10.
 Kobi Altman
ICL Group Ltd.
December 27, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting
Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameKobi Altman                             Sincerely,
Comapany NameICL Group Ltd.
                                                          Division of
Corporation Finance
December 27, 2021 Page 2                                  Office of Life
Sciences
FirstName LastName